

Dustin Robinson, Esq. CPA · 2nd

Always Aiming to Add Value to Those Around Me and Society at Large

Talks about #psilocybin, #psychedelic, #mentalhealth, #psychedelics, and #magicmushrooms

Fort Lauderdale, Florida, United States · Contact info

9,246 followers · 500+ connections

2 mutual connections: Etan Butler and Jane West

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Iter Investments

University of Florida - Fredric G. Levin College of Law

Activity

9,246 followers

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Dustin Robinson, Esq. CPA posted this • 3d

PSYCHEDELICS AS A TOOL FOR CREATIVITY

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Road to Ill Points: Psychedelic Medicine - Mental Health Panel Presented by Nucleus - World Re...

worldredeye.com • 1 min read

29 · 1 comment

Dustin Robinson, Esq. CPA posted this • 2w

What level of experience should be required from someone performing psychedelic-assisted psychotherapy?

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Alberta to be 1st province to regulate psychedelics for therapy, government says | CBC News

cbc.ca • 5 min read

34 · 3 comments

Dustin Robinson, Esq. CPA posted this • 2w

Excited to announce Iter Investments as the lead investor in Beckley Retreats Seed Round - our first investment into a retreat company!

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EXCLUSIVE: Beckley Retreats' Successful $1.5M Seed Round To Expand Psychedelics Programs...

benzinga.com • 2 min read

67 · 4 comments

Dustin Robinson, Esq. CPA posted this • 2w

SHORT-DURATION PSYCHEDELIC COMPOUNDS

Below are just a few of the top companies researching short-duration psychedelic medicines:

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70 · 28 comments

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About

As a licensed Attorney, Certified Public Accountant (CPA), and Real Estate Agent, I aim to build great value for my clients, investors, portfolio companies, employees, friends, family, neighbors, and those around me.

I am passionate about individual freedoms, mental health, and breaking down false social constructs r ...see more

Experience

Managing Principal
Iter Investments
Dec 2020 - Present · 1 yr 11 mos
Miami-Fort Lauderdale Area

Founder of venture capital fund investing across the psychedelic ecosystem.



Board Member
Clairvoyant Therapeutics Inc.
Nov 2021 - Present · 1 yr
Canada

Co-Founder And Board Member
Nucleus
Jun 2021 - Present · 1 yr 5 mos

Founding Partner
Mr. Cannabis Law
Nov 2018 - Present · 4 yrs

Advise and consult various cannabis-related businesses (hemp and marijuana) as well as psychedelic-related businesses in myriad areas of the industry, including hemp licensing; marijuana licens ...see more



CFO and General Counsel
Tropical Roofing Products
May 2014 - Jan 2019 · 4 yrs 9 mos
Hollywood, FL

· Provided counsel to the President/CEO on the strategic vision including fostering and cultivating stakeholder relationships on city, state, and national levels, as well as assisting in the develop ...see more

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Education

University of Florida - Fredric G. Levin College of Law
Juris Doctorate
2008 - 2011

University of Florida
Master of Science, Accounting
2003 - 2011

University of Florida
Bachelors, Accounting
2003 - 2006

Volunteering

Founder
Mr. Psychedelic Law
Jan 2020 - Present · 2 yrs 11 mos
Civil Rights and Social Action

Board Member
Minorities for Medical Marijuana
Jul 2020 - Present · 2 yrs 5 mos
Civil Rights and Social Action

Board
Broward County Medical Marijuana Advisory Board
Jun 2019 - Present · 3 yrs 6 mos
Civil Rights and Social Action

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Licenses & certifications

Attorney
The Florida Bar

Certified Public Accountant
Florida Department of Business and Professional Regulation

Real Estate Broker/Sales Agent
Florida Department of Business and Professional Regulation

Recommendations

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Interests

Influencers Companies Groups Schools

Gary Vaynerchuk · 2nd
Chairman of VaynerX, CEO of VaynerMedia, 5-Time NYT Bestselling Author, Text Me: 212-931-5731
5,288,991 followers
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Kevin O'Leary · 3rd
Chairman, O'Shares Investment Advisers
3,662,812 followers
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